Exhibit 99.1

PowerBank Corporation Announces Development Agreement for the Development of Battery Energy Storage Projects in Ontario

Development agreement targets participation in IESO’s second long-term capacity procurement

Toronto, Ontario, August 31, 2026 — PowerBank Corporation (Nasdaq: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”) a leader in independent energy development and asset ownership in North America, is pleased to announce that it has entered into a Fee for Service Development Agreement with 1001634281 Ontario Inc., connected with the Electric Vehicle & Green Energy Advancement Association Canada (the “Agreement”).

Under the Agreement, PowerBank will provide services for the early development of a battery energy storage project opportunity to be submitted under the Independent Electricity System Operator (IESO) Second Long-term (c-2) procurement request for proposals. If a contract is granted under the LT2(c2) program, PowerBank will enter into a fee-for-service agreement to bring the contract to the notice-to-proceed stage, which would be achieved upon full permitting. The Company will also have the right of first refusal to be the Engineering, Procurement, and Construction provider for the project, should a contract be granted. PowerBank will also assist 10001634281 Ontario Inc. with exploring a potential 18 MW BESS in Hamilton, Ontario.

The IESO is the independent, not-for-profit corporation responsible for operating Ontario’s electricity market and directing the day-to-day operation of the province’s power system, ensuring a reliable supply of electricity for the province.1 In response to Ontario’s forecast electricity demand growth, the IESO is conducting the Long-Term 2 Request for Proposals (the “LT2 RFP”), its primary competitive procurement mechanism to secure new capacity and energy resources through the 2030s and beyond.2 The LT2(c-2) RFP is the second capacity-stream window of the LT2 RFP, following the IESO’s first capacity window, LT2(c-1), which resulted in contracts for battery energy storage projects.3

Dr. Richard Lu, CEO of PowerBank Corporation commented, “Ontario is at the leading edge of a structural shift in how North America powers itself, and battery storage is becoming one of the defining infrastructure opportunities of this decade. This Agreement puts PowerBank in position to compete for that opportunity in one of the most active procurement markets on the continent, expanding on our experience from the development of the BESS SFF 06 project. We see this as an early step in what we expect to be a much larger presence for PowerBank in the Ontario energy storage market.”

The Agreement establishes a partnership at a key time in the Ontario market for the development of energy capacity resources. Battery Energy Storage Systems are increasingly central to how Ontario plans to meet rising electricity demand, which the IESO expects to grow substantially over the coming decades as a result of population growth, electric vehicle adoption, data center development and broader electrification of the economy.4 The IESO has stated that a considerable amount of additional energy storage will be needed to connect to the Ontario grid to help manage system peaks and maintain reliability as older generation resources are retired or taken offline for planned outages.5 Ontario’s first LT2 capacity window was awarded exclusively to battery storage projects, underscoring the technology’s competitive position relative to other capacity resources in the province.6

The Company also announces that it has entered into debt settlement agreements related to an aggregate of $1,396,717 in outstanding debt (the “Debt”), representing legal fees owning to an arm’s length third party law firm. In settlement of $817,332 of the Debt, the Company will issue an aggregate of approximately 1,297,352 common shares in the capital of the Company (the “Debt Shares”) at a deemed price of $0.63 per Debt Share (the “Debt Settlement”). The legal fees have been incurred by the Company’s subsidiary Solar Flow-Through Funds Ltd. related to certain corporate transactions and debt financings. The portion of the Debt not settled through the issuance of the Debt Shares will be payable in cash upon the completion of certain project debt transactions.

All common shares issued in connection with the Debt Settlement will be subject to a statutory four month and one day hold period, in accordance with the policies of the Cboe Canada Exchange Inc. and applicable securities laws. The issuance of the Debt Shares is subject to certain conditions including the receipt of all necessary regulatory approvals, including the approval of the Cboe Canada Exchange Inc.

Notes

[1]: https://www.ieso.ca/en/Corporate-IESO/Who-We-Are

[2]: https://www.ieso.ca/Sector-Participants/Resource-Acquisition-and-Contracts/Long-Term-2-RFP

[3]: https://www.rtoinsider.com/134591-battery-storage-sweeps-first-ontario-long-term-2-capacity-window/

[4]: https://ieso.ca/Sector-Participants/Planning-and-Forecasting/Annual-Planning-Outlook/2026-APO-Summary

[5]: https://www.energy-storage.news/ontario-ieso-considerable-amount-of-battery-storage-will-help-meet-canadian-provinces-rising-energy-demand/

[6]: https://www.poweradvisoryllc.com/reports/lt2-capacity-procurement-results

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the details of the Agreement and its expected benefits; the development of any project under the Agreement; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; that the procurement of transformers is sufficient to safe harbor the Company’s projects in order for the Projects to remain eligible for the United States Investment Tax Credits; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; that the procurement of transformers is determined to not be sufficient to safe harbor the Company’s projects in order for the Projects to remain eligible for the United States Investment Tax Credits; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation